

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

Vininder Singh
Chief Executive Officer
BullFrog AI Holdings, Inc.
325 Ellington Blvd., Unit 317
Gaithersburg, MD 20878

> **Re: BullFrog AI Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 10, 2023**
> **File No. 333-267951**

Dear Vininder Singh:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Financial Statements as of September 30, 2022 (Unaudited)
Notes to Financial Statements
Note 11 - Shareholder's Equity
Warrants, page F-40

1. Please explain to us how the Termination Warrants issued pursuant to the newly disclosed Termination Agreement entered into with ViewTrade Securities Inc. on April 1, 2022, discussed on page 54, are accounted for in your interim financial statements.

You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Arthur Marcus, Esq.